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                                   SUBLEASE

                                    ARTICLE I

                                  REFERENCE DATA

   1.1 Subjects Referred To.

   Each reference in this Sublease to any of the following subjects shall be construed to incorporate the data stated for that subject in this Section 1.1:

 Date of Sublease:          May 15, 1996.

Sublandlord:                Xyvision, Inc., a Delaware corporation

Sublandlord's Address:      101 Edgewater Drive Wakefield, Massachusetts 01880

Subtenant:                  Boston Technology, Inc., a Delaware corporation

Subtenant's Address:        100 Quannapowitt Parkway Wakefield, Massachusetts 01880

Overlandlord:               Edward W. Callan, Trustee of EWC Realty Trust

                            c/o Leggat McCall Properties Management, L.P. 401 Edgewater Drive Suite
Overlandlord's Address:     120 Wakefield, Massachusetts 01880

                            Lease dated April 3, 1985 between Overlandlord as landlord and Sublandlord as tenant, as amended by Amendment to Net Building Lease dated May 30,
                            1986 between Overlandlord and Tenant and by Lease Amendment No. 2 dated
                            October 27, 1992 between Overlandlord and Tenant (as amended, the
Overlease:                  "Overlease"), a copy of which Overlease is attached hereto as Exhibit A.

                            The land in Wakefield, Massachusetts, as more particularly described in
Land:                       the Overlease.

Building:                   101 Edgewater Drive Wakefield, Massachusetts

Overleased Premises:        The Building and Land as more particularly described in the Overlease.

                            That part of the Overleased Premises consisting of approximately 14,540 square feet on the First Floor of the Building (the "First Floor") and
                            approximately 15,649 square feet on the Second Floor of the Building (the
Premises:                   "Second Floor"), all as shown on Exhibit B attached hereto.

Rentable Floor Area of
 Premises:                  30,189 Square Feet

                            May 15, 1996 with respect to the part of the Premises on the First Floor, and with respect to the part of the Premises on the Second Floor the earlier of (a) such date that Subtenant completes wiring and cabling and occupies the part of the Premises located on the Second Floor for the
                            Permitted Uses or (b) June 15, 1996. Upon request of Sublandlord,
                            Subtenant agrees to execute and deliver to Sublandlord a written
Commencement Date:          acknowledgment of the Commencement Date

Term Expiration Date:       February 16, 1998

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
Monthly Fixed Rent:     $42,767.75 per month

Free Rent:              As stated in Section 3.1

Permitted Uses:         All uses permitted in the Overlease

Expansion Offer:        As stated in Section 2.4

1.2 Exhibits.

The exhibits listed below in this section are incorporated in this Sublease by reference and are to be construed as part of this Sublease:

EXHIBIT A               Overlease

EXHIBIT B               Floor Plan of Premises

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                                  ARTICLE II

                                PREMISES AND TERM

   2.1 Premises. Subject to and with the benefit of the provisions of this Sublease, Sublandlord hereby subleases the Premises to Subtenant, and Subtenant subleases the Premises from Sublandlord.

   The Premises are subleased, and Subtenant accepts the Premises, in their condition "as is" on the Commencement Date, except that at Sublandlord's expense Sublandlord may remove from the Premises some of the full- height modular wall systems (approximately 20 feet by 20 feet), and Sublandlord shall install at its own expense doorways and wall systems to the Premises at the locations shown on the plans attached as Exhibit B. Upon request of Subtenant prior to the Commencement Date, Sublandlord will remove such additional modular wall systems as designated by Subtenant. Subtenant shall not make any alterations, changes or structural additions to the Premises except as provided herein and in the Overlease, which requires the Overlandlord's prior written approval to same.

   Sublandlord further grants Subtenant the right to use, as appurtenant to the Premises and in common with Sublandlord, Overlandlord, and all others now or hereafter entitled thereto, (a) such lobbies, reception areas, hallways, stairways, elevators, shipping and receiving areas and common areas in the Building as are necessary for access to and from the Premises, (b) the restrooms on the First Floor and the Second Floor of the Building, (c) the cafeteria in the Building, (d) subject to prior notice to and confirmation of availability from Sublandlord, the board rooms on the Second Floor, and (e) reasonable employee and guest parking in the parking areas available to Sublandlord under the Overlease. In addition, Subtenant may contract directly with Executive Gourmet, Inc., or such successor company designated as the operator of the cafeteria, for catered luncheon service.

   2.2 Term. To have and to hold beginning on the later to occur of (i) the Commencement Date and continuing until the Term Expiration Date (the "Term").

   2.3 Access Prior to Term. Subtenant shall be permitted to access the portion of the Premises located on the First Floor from and after April 29, 1996 for the purpose of setting up Subtenant's wiring and cabling and retrofitting cubicles and nonstructural walls. After five days' prior notice to and confirmation from Sublandlord of its availability, Subtenant shall be permitted to access the portion of the Premises located on the Second Floor from and after May 15, 1996 for the purpose of setting up subtenant's wiring and cabling and retrofitting cubicles and nonstructural walls.

   2.4 Expansion Right of First Offer. Subject to the terms and conditions hereof, Sublandlord hereby grants to Subtenant a right of first offer to Sublease (the "Offer Right") any portion of the Building leased by Sublandlord and which Sublandlord determines it will offer to Sublease to unaffiliated third parties (the "Offer Space"). The term of any sublease of Offer Space subleased pursuant to this Section 2.4 shall end on the last day of the Term of this Sublease with respect to the Premises. If Sublandlord desires to sublease the Offer Space, Sublandlord shall first send Subtenant notice of the specific same terms and conditions, including rent, upon which Sublandlord desires to sublease such Offer Space (the "Proposed Terms") which terms and conditions shall be the same terms and conditions, including rent per rentable square foot, as are contained in this Sublease, to the extent applicable to such Offer Space. Subtenant shall have fifteen (15) days subsequent to receipt by Subtenant of notice from Sublandlord that Sublandlord desires to lease the Offer Space (the "Offer Date") in which to exercise its option to sublease the Offer Space on the proposed Terms.

   Within thirty (30) days of the Offer Date, Subtenant shall by notice to Sublandlord accept or reject the offer on the Proposed Terms. In the event Subtenant does not accept the offer on the Proposed Terms, Sublandlord shall be free to sublease such Offer Space to any third party without having to offer such space to Subtenant. Notwithstanding the foregoing, Subtenant's right to accept any offer hereunder and to sublease any Offer Space is subject to the additional conditions precedent that (a) prior to executing a sublease of such Offer Space (or amending this Sublease with respect thereto) Overlandlord and its mortgagee consent and agree to the sublease of such Offer Space by Subtenant, and (b) at the time Subtenant exercises its right to sublease any such Offer Space and at the time the sublease for any such Offer Space commences (i) Subtenant shall not be in default under this Sublease beyond applicable grace or cure periods, and (ii) Subtenant shall not have further sublet any part of the Premises or assigned this Sublease in violation of the provisions of Section 5.4 hereof.

   The rights of Tenant under this Section 2.4 are expressly subordinate to, and shall not apply to, any extension, expansion, sublease, assignment or purchase rights granted to Sublandlord and other tenants of Overlandlord in the

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Building prior to the date hereof. This Agreement shall not apply to (i) the assignment, conveyance, pledge or mortgage of the Premises or Overlease, or
(ii) to the foreclosure of or the granting of a deed in lieu of foreclosure of any such mortgage or pledge; nor shall the Overlease or Premises, if so sold, conveyed, foreclosed upon or conveyed by deed in lieu of foreclosure thereafter be subject to the rights of first offer granted in this Agreement.

   Any person dealing with any part of the Premises leased by Sublandlord may without further inquiry rely upon a representation in a certificate of Sublandlord or its successors in interest to the Premises, this Sublease or the Overlease as to whether or not the provisions of Section 2.4 have been satisfied. Time is of the essence to this Section 2.4.

                                 ARTICLE III

                                       RENT

   3.1 Monthly Fixed Rent. Subtenant shall pay Sublandlord the Monthly Fixed Rent in advance on the first calendar day of each month included in the Term; and for any portion of a calendar month at the beginning of or end of the Term, the corresponding fraction of the Monthly Fixed Rent in advance. There shall be no additional charge to Subtenant for real estate taxes or operating expenses, this Sublease being on a so-called "gross rent" basis, except with respect to electricity furnished to the Premises, which shall be paid by Subtenant pursuant to the provisions of Section 3.2 hereof. Notwithstanding the foregoing, provided Subtenant is not in default hereunder, (a) no Monthly Fixed Rent shall be due for any period prior to June 15, 1996 and (b) with respect to the space on the Second Floor current occupied by Energia Global, comprising approximately 3,300 rentable square feet, no Monthly Fixed Rent shall be due until the earlier of (i) the date upon which Energia Global vacates such space or (ii) August 15, 1996. Sublandlord shall use reasonable efforts to cause Energia Global to vacate the portion of the Premises occupied by it by August 15, 1996, but shall not be liable to Subtenant for Energia Global's failure to vacate by such date.

   3.2 Operating Expenses. The Monthly Fixed Rent shall be deemed to include Sublandlord's costs for heating furnished to the Premises between the hours of 8:00 a.m. and 6:00 p.m. Monday through Friday (excluding Sublandlord company holidays) during the regular heating season, real estate taxes, interior common area maintenance, vacuuming of rugs once per week and routine janitorial services, including the emptying of paper waste baskets and replacement of fluorescent light bulbs. The cost of heating and air conditioning requested during additional time periods and any other additional services provided for hereunder or requested by Subtenant shall be paid by Subtenant as additional rent. Subtenant shall also pay as additional rent all costs of electricity furnished to the Premises, which electricity use shall be measured by a check meter installed by Sublandlord at Subtenant's expense. Subtenant shall pay any amounts due as additional rent within 25 days of billing by Sublandlord.

   3.3 Payment. All payments of Monthly Fixed Rent and additional rent shall be made to Sublandlord at Sublandlord's Address set forth in Section 1.1 or to such other address as Sublandlord may designate by notice to Subtenant from time to time.

                                  ARTICLE IV

                      SUBLANDLORD'S COVENANTS AND WARRANTIES

   4.1 Sublandlord's Obligations. Sublandlord shall make reasonable efforts to cause Overlandlord to fulfill its obligations set forth in the Overlease with respect to the Premises. Sublandlord shall also insure that the following services are provided to the Premises: HVAC during business hours (Monday - Friday, 8:00 AM - 6:00 PM) and during non-business hours at rates established by Overlandlord from time to time; interior and exterior common area maintenance; rugs vacuumed at least once a week; waste baskets emptied nightly; and routine facilities maintenance including replacement of fluorescent light bulbs. Subtenant shall have the right to contract for the above services directly, at its own expense.

   4.2. Overlease. The copy of the Overlease attached hereto as Exhibit A is true and accurate. Except as shown on Exhibit A, the Overlease has not been modified, amended or terminated and is in full force and effect. Sublandlord is not in default under the Sublease, nor has Sublandlord done or failed to do anything which with notice, the passage of time or both could ripen into a default. To Sublandlord's knowledge, Overlandlord is not in default under any of its obligations under the Overlease.

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   4.3 Quiet Enjoyment. Upon payment of the rent and performance of and compliance with the covenants, terms and conditions upon Subtenant's part to be performed and complied with hereunder, Subtenant shall lawfully, peacefully and quietly have, hold, occupy and enjoy the Premises during the Term without hindrance or molestation by Sublandlord or any persons lawfully claiming by, through or under Sublandlord, subject to the terms and conditions of this Sublease and the Overlease.

   4.4 Sublandlord's Plans. Sublandlord will provide Subtenant access to any existing drawings and plans which Sublandlord has on file, and Subtenant shall be permitted to make copies of such drawings and plans at Subtenant's sole cost and expense.

   4.5 Furniture. Prior to the Commencement Date, Sublandlord will mark any furniture in the Premises which Sublandlord will make available to Subtenant for its use free of charge during the Term and Subtenant shall inform Sublandlord of any of such furniture which Subtenant does not elect to use in the Premises. All such furniture not elected for use by Subtenant shall be removed from the Premises by Sublandlord prior to the Commencement Date. Such furniture as Subtenant does not elect to have removed (the "Retained Furniture") may be purchased by Subtenant upon the expiration of this Sublease at a price equal to the fair market value of such Retained Furniture at the time of such Sublease expiration. All such Retained Furniture shall be made available in its "as is" condition without representation or warranty.

   4.6 Employee Access. Employees of Subtenant whose regular place of employment is at the Premises shall be issued access cards keys enabling such employees to have access to the Premises 24 hours per day, 7 days per week. Subtenant shall provide Sublandlord with the information necessary for Sublandlord to issue such employee access card keys, and Subtenant shall pay $25.00 in advance for each card key so issued. Subtenant agrees to notify Sublandlord promptly of employee terminations and any access card keys reported as missing. Sublandlord agrees that unless security conditions warrant, card keys shall not be necessary for employee access to the main entrance to the Premises between the hours of 8:30 a.m. and 5:00 p.m. Monday through Friday, excluding Sublandlord company holidays.

   4.7 Receptionist. Between 8:30 a.m. and 5:00 p.m. Monday through Friday, excluding Sublandlord company holidays, Sublandlord's receptionist located at the main entrance to the Building shall be available to greet visitors to the Subtenant and direct such visitors to the Premises.

   4.8 Mail, Courier Services; Post Office Box Rental. Subtenant agrees to arrange and pay for a post office box rental (the "Post Office Box") at the Wakefield post office. Sublandlord shall arrange for pick-up of the contents of such Post Office Box and delivery of same to the Premises on a daily basis, Monday through Friday, excluding Sublandlord company holidays. Subtenant may deliver outgoing mail with adequate postage affixed thereto to Sublandlord's mailroom in the Building, and Sublandlord shall deliver such mail with adequate postage to the Wakefield post office on a daily basis, Monday through Friday, excluding Sublandlord company holidays.

   Sublandlord will notify personnel of Subtenant by telephone of any deliveries by third party courier services, such as Federal Express, to Sublandlord's shipping and receiving entrance for Subtenant or its personnel, provided however, Sublandlord shall not be obligated to sign or assume any liability for anything addressed to Subtenant or its personnel. Subtenant may arrange with third party courier services to pick up items at Sublandlord's shipping and receiving entrance during Sublandlord's regular shipping and receiving hours, which as of the date hereof are from 8:30 a.m. to 1:30 p.m., Monday through Friday, excluding Sublandlord company holidays, but are subject to change.

   All courier and mail service shall be at the sole cost and expense of Subtenant. Subtenant acknowledges and agrees that Sublandlord has agreed to provide the services as set forth in Sections 4.6 through 4.8 as an accommodation to Subtenant for Subtenant's convenience, and notwithstanding any provision of this Sublease or the Overlease, Sublandlord shall in no event be liable for any misdelivered or lost mail or courier items or any other failure to perform under said Sections 4.6 through 4.8.

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                                  ARTICLE V

                              SUBTENANT'S COVENANTS

   Subtenant covenants during the Term and such further time as Subtenant occupies any part of the Premises:

   5.1 Subtenant's Payments. Subtenant shall pay all Monthly Fixed Rent and additional rent when due.

   5.2 Maintenance and Repair. Subtenant shall keep the Premises in good and clean order, repair and condition, excepting only reasonable wear and tear, damage by fire or other casualty and eminent domain takings and in compliance with the Overlease. Subtenant shall be responsible for arranging for all services and equipment for Subtenant's telephones, faxes, telecopiers, telexes, networking, computers and any other communications equipment and cabling.

   5.3 Occupancy and Use. Subtenant shall not use the Premises for any uses other than the Permitted Uses, and shall not make any use of the Premises which is prohibited by any applicable law, ordinance, code, regulation, license, permit, variances or governmental order.

   5.4 Assignment and Sub-letting. Subtenant shall not assign, transfer, mortgage or pledge this Sublease, or sublease (which term shall be deemed to include the granting of concessions and licenses and the like) all or any part of the Premises, or suffer or permit this Sublease or the leasehold estate hereby created or any other rights arising under this Sublease to be assigned, transferred or encumbered, in whole or in part, whether voluntarily, involuntarily or by operation of law, or permit the occupancy of the Premises by anyone other than Subtenant. Any attempted assignment, transfer, mortgage, pledge, sublease or encumbrance, except for said occupancy by any affiliate, shall be void.

   5.5 Subtenant Election As To Janitorial Services. Upon at least 30 days prior notice to Sublandlord, Subtenant may elect to contract for its own janitorial services for the Premises. In the event Subtenant so elects, there shall be no reduction in rent on account of such election.

   5.6 Insurance. Subtenant shall maintain in force during the Term, at Subtenant's expense, the insurance coverages in such amounts and with such companies as are required under the Overlease as set forth therein, including without limitation comprehensive general liability insurance, property and casualty insurance with respect to the Premises and all property of Subtenant. Subtenant shall deposit with Sublandlord certificates evidencing such insurance on or before the Commencement Date (or the day of any entry into the Premises by Subtenant if earlier than the Commencement Date).

                                  ARTICLE VI

                               CASUALTY AND TAKING

   6.1 Termination of Overlease. In the event that during the Term, all or any part of the Premises, Overleased Premises, Building or Land are destroyed or damaged by fire or other casualty or taken by eminent domain, and either Sublandlord or Overlandlord terminates the Overlease pursuant to its terms because of such damage, destruction or taking, then this Sublease shall likewise terminate on the same date that the Overlease terminates. Sublandlord shall give Subtenant prompt notice of such termination and the date on which it shall occur.

   6.2 Repair and Restoration. In the event any such damage, destruction or taking of the Premises occurs and this Sublease is not terminated pursuant to
Section 6.1 above, then Sublandlord shall use best efforts to cause Overlandlord to repair and restore the Premises as required by the terms of the Overlease. A just proportion of the Monthly Fixed Rent and any additional rent hereunder shall be abated until Overlandlord shall have put the Premises or what may remain thereof into proper condition for use and occupancy, and in the case of a taking which permanently reduces the area of the Premises, a just proportion of such rent shall be abated for the remainder of the Term.

   6.3 Reservation of Award. Any and all rights to receive awards made for damages to the Premises, Building or Land and the leasehold hereby created, or any one or more of them, accruing by reason of exercise of eminent domain or by reason of anything lawfully done in pursuance of public or other authority, are reserved to Sublandlord and Overlandlord. Subtenant hereby releases and assigns to Sublandlord and Overlandlord all Subtenant's rights to

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such award and covenants to deliver such further assignments and assurances thereof as Sublandlord or Overlandlord may from time to time request. However, Subtenant shall retain the right to pursue a separate award for relocation expenses and damages to its trade fixtures.

                                 ARTICLE VII

                                    OVERLEASE

   7.1 Sublease Subject to Overlease. This Sublease is subject to the Overlease and subject to the consent of Overlandlord. All rights of Sublandlord under the Overlease with respect to renewals, extensions, expansions, options to lease or purchase, if any, shall continue to be vested solely in Sublandlord, shall not accrue to Subtenant, and Subtenant shall not have any rights with respect thereto.

   7.2 Compliance with Overlease and Indemnity. Subtenant shall at all times comply with all regulations, restrictions and conditions applicable to Sublandlord as tenant under the Overlease. Subtenant agrees to indemnify and save harmless Sublandlord from and against any and all liability, damage, penalties, judgments, claims, actions, expenses and costs (including reasonable attorneys' fees) arising from injury to any person or property sustained by anyone in and about the Premises, Building and Land and by reason of any act or omission of Subtenant or its employees, officers, agents, contractors or invitees.

   7.3 Overlandlord's Rights. Overlandlord shall have all rights with respect to the Premises which it has reserved to itself as landlord under the Overlease.

   7.4 Termination of Overlease. In the event that Overlandlord terminates the Overlease pursuant to its terms or the Overlease otherwise terminates or expires, this Sublease shall likewise and simultaneously terminate.

                                 ARTICLE VIII

                                  MISCELLANEOUS

   8.1 Notices from One Party to the Other. All notices required or permitted hereunder shall be in writing and addressed, if to the Subtenant, at Subtenant's Address or such other address as Subtenant shall have last designated by notice in writing to Sublandlord and, if to Sublandlord, at Sublandlord's Address or such other address as Sublandlord shall have last designated by notice in writing to Subtenant. Any notice shall be deemed duly given when mailed to such address postage prepaid, registered or certified mail, return receipt requested, or when delivered to such address by hand.

   8.2 Estoppel Certificate. Upon not less than 20 days prior notice by the requesting party, either party shall execute, acknowledge and deliver to the other a statement in writing, addressed to such person as the requesting party shall designate, certifying (a) that this Sublease is unmodified and in full force and effect (or if there have been modifications specifying the date and the nature thereof in reasonable detail), (b) the dates to which Monthly Fixed Rent and additional rent have been paid, and (c) that the requesting party is not in default hereunder (or, if in default, specifying the nature of such default in reasonable detail). Any such certificate may be relied upon by the person to which it is addressed as to the facts stated therein.

   8.3 Brokerage. Subtenant and Sublandlord mutually represent and warrant that they have dealt with no broker in connection with this transaction except for Spaulding & Slye and Leggat, McCall/ Grubb & Ellis (the "Brokers"). Each agrees to defend, indemnify and save the other harmless from and against any and all cost, expense or liability for any compensation, commissions or charges claimed by any broker or agent other than the Brokers, with respect to the indemnifying party's dealings in connection with this Sublease. Sublandlord shall pay the commission due to the Brokers pursuant to a separate agreement.

   8.4. Applicable Law and Construction. This Sublease shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts. If any term, covenant, condition or provision of this Sublease or the application thereof to any person or circumstances shall be declared invalid or unenforceable by the final ruling of a court of competent jurisdiction having final review, the remaining terms, covenants, conditions and provisions of this Sublease and their application to persons or circumstances shall not be affected thereby and shall continue to be enforced and recognized as valid agreements of the parties.

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   There are no oral or written agreements between Sublandlord and Subtenant affecting this Sublease. This Sublease may be amended, and the provisions hereof may be waived or modified, only by instruments in writing executed by Sublandlord and Subtenant.

   The titles of the several Articles and Sections contained herein are for convenience only and shall not be considered in construing this Sublease.

   Unless repugnant to the context, the words "Sublandlord" and "Subtenant" appearing in this Sublease shall be construed to mean those named above and their respective heirs, executors, administrators, successor and assigns, and those claiming through or under them respectively. If there be more than one tenant, the obligations imposed by this Sublease upon Subtenant shall be joint and several.

   EXECUTED as a sealed instrument in two or more counterparts on the day and year first above written.
Sublandlord:
XYVISION, INC.
By: /s/ Eugene P. Seneta
Title: Vice President and CFO
Subtenant:
BOSTON TECHNOLOGY, INC.
By: /s/ Del Wnorowski
Title: Senior Vice President

                                8
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                                  EXHIBIT B

Premises: That part of the Overleased Premises consisting of aproximately 14,540 square feet on the First Floor of the Building (the "First Floor") (text description as follows: the entire First Floor of the south wing of the Building excluding the cafeteria area, lobby, and restrooms) and approximately 15,649 square feet on the Second Floor of the Building (the "Second Floor")
(text description as follows: the entire Second Floor of the south wing of the Building excluding the executive area, conference roofs, network and PBX room, lobby and restrooms) all as shown on Exhibit B atached hereto.

                                9